FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2019

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor”) since June 22, 2018, is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2019 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2018 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation’s segments are engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income. Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities. The impact of adoption of IFRS 16 on a fully retrospective basis is described under “Changes in Accounting Policies.”

Table 2 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”). Form F1 in Canadian securities regulatory authorities’ Regulation 51-102 respecting Continuous Disclosure Obligations stipulates that if a choice made in applying a change in accounting policies has a material effect, as is the case with IFRS 16, the Corporation may explain its choice and discuss the effect on its financial performance.

DISCONTINUED OPERATIONS

On January 24, 2019, Videotron Ltd. (“Videotron”) sold its 4Degrees Colocation Inc. (“4Degrees Colocation”) data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows.

In this Management Discussion and Analysis, only continuing operating activities of Quebecor Media are included in the analysis of its segment operating results.

HIGHLIGHTS SINCE END OF SECOND QUARTER 2019

•                                Quebecor Media’s revenues totalled $1.07 billion in the third quarter of 2019, a $20.2 million (1.9%) increase from the same period of 2018.

Telecommunications

•                                The Telecommunications segment grew its revenues by $21.9 million (2.6%) and its adjusted EBITDA by $34.5 million (8.0%) in the third quarter of 2019. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $44.2 million (10.4%).

•                                Videotron significantly increased its revenues from mobile telephony ($17.4 million or 12.6%), Internet access ($7.3 million or 2.7%) and customer equipment sales ($6.5 million or 10.3%) in the third quarter of 2019.

•                                Videotron’s total average billing per unit (“ABPU”) was $50.49 in the third quarter of 2019, compared with $49.70 in the same period of 2018, a $0.79 (1.6%) increase. Mobile ABPU was $53.28 in the third quarter of 2019, compared with $54.28 in the same period of 2018, a $1.00 (-1.8%) decrease due in part to the popularity of bring your own device (“BYOD”) plans.

•                                There was a net increase of 53,300 revenue-generating units (RGUs) (0.9%) in the third quarter of 2019, including 56,800 connections to the mobile telephony service, 17,400 subscriptions to cable Internet access service, and 12,500 subscriptions to the Club illico over-the-top video service (“Club illico”).

•                                On August 27, 2019, Videotron launched Helix, the new technology platform that will revolutionize entertainment and home management with voice remote, ultra-intelligent Wi-Fi, and, coming soon, support for home automation, all tailored to customer needs and preferences.

Financial transactions

•                                On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 4.5% and maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•                                On July 15, 2019, Quebecor Media prepaid the balance of its term loan “B” and settled the related hedging contracts for a total cash consideration of $340.9 million.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from segment operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations, litigation and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$467.7	$433.2	$1,340.7	$1,280.2
Media	32.6	30.9	39.5	31.5
Sports and Entertainment	6.9	8.5	4.7	7.2
Head Office	2.1	1.2	2.1	(0.3)
	509.3	473.8	1,387.0	1,318.6
Depreciation and amortization	(187.2)	(188.8)	(564.7)	(562.8)
Financial expenses	(70.5)	(74.9)	(214.3)	(217.6)
Gain (loss) on valuation and translation of financial instruments	1.8	(0.7)	1.1	(1.4)
Restructuring of operations, litigation and other items	(1.2)	(13.6)	(27.0)	(22.1)
Income taxes	(66.0)	(51.8)	(153.8)	(136.3)
Income from discontinued operations	—	0.9	97.5	2.7
Net income	$186.2	$144.9	$525.8	$381.1

Adjusted EBITDA without restatement of comparative figures

Table 2 provides a reconciliation of adjusted EBITDA to net income without restatement of comparative figures following adoption of IFRS 16.

Table 2

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements, without restatement of comparative figures following the adoption of IFRS 16

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$467.7	$423.5	$1,340.7	$1,251.1
Media	32.6	29.6	39.5	27.8
Sports and Entertainment	6.9	7.2	4.7	3.1
Head Office	2.1	1.4	2.1	(0.7)
	509.3	461.7	1,387.0	1,281.3
Depreciation and amortization	(187.2)	(180.0)	(564.7)	(536.2)
Financial expenses	(70.5)	(72.2)	(214.3)	(209.2)
Gain (loss) on valuation and translation of financial instruments	1.8	(0.7)	1.1	(1.4)
Restructuring of operations, litigation and other items	(1.2)	(13.6)	(27.0)	(22.1)
Income taxes	(66.0)	(51.7)	(153.8)	(135.7)
Income from discontinued operations	—	0.9	97.5	2.7
Net income	$186.2	$144.4	$525.8	$379.4

Cash flows from segment operations

Cash flows from segment operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses cash flows from segment operations as a measure of the liquidity generated by its segments. Cash flows from segment operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Cash flows from segment operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its segments’ operations. The Corporation’s definition of cash flows from segment operations may not be identical to similarly titled measures reported by other companies. When cash flows from segment operations is reported, a reconciliation to adjusted EBITDA is provided in the same section of the report.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities consists of cash flows provided by continuing operating activities calculated in accordance with IFRS, less additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and repurchase of shares. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 7 provides a reconciliation of free cash flows from continuing operating activities of the Corporation to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS OF QUEBECOR MEDIA

2019/2018 third quarter comparison

Revenues: $1.07 billion, a $20.2 million (1.9%) increase.

•                                Revenues increased in Telecommunications ($21.9 million or 2.6% of segment revenues) and in Sports and Entertainment ($1.3 million or 2.4%).

•                                Revenues decreased in Media ($3.7 million or -2.2% of segment revenues).

Adjusted EBITDA: $509.3 million, a $35.5 million (7.5%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $47.6 million (10.3%).

•                                Adjusted EBITDA increased $34.5 million (8.0%) in the Telecommunications segment. Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $44.2 million (10.4%).

•                                Adjusted EBITDA increased in Media ($1.7 million or 5.5%).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($1.6 million or -18.8%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.1 million unfavourable variance in the stock-based compensation charge in the third quarter of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $1.5 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2019.

Net income attributable to shareholders: $182.0 million in the third quarter of 2019, compared with $140.5 million in the same period of 2018, a $41.5 million increase.

•                  The main favourable variances were:

•            $35.5 million increase in adjusted EBITDA;

•            $12.4 million decrease in the charge for restructuring of operations, litigation and other items;

•            $4.4 million decrease in financial expenses;

•            $2.5 million favourable variance in gains on valuation and translation of financial instruments;

•            $1.6 million decrease in the depreciation and amortization charge.

•                   The unfavourable variance was essentially due to:

•            $14.2 million increase in the income tax expense.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $182.0 million in the third quarter of 2019, compared with $140.1 million in the same period of 2018, a $41.9 million increase.

Depreciation and amortization charge: $187.2 million in the third quarter of 2019, a $1.6 million decrease.

Financial expenses: $70.5 million in the third quarter of 2019, a $4.4 million decrease caused mainly by the impact of higher interest revenues from Quebecor under loan agreements, lower average indebtedness, and lower average interest rate on the debt.

Gain on valuation and translation of financial instruments: $1.8 million in the third quarter of 2019, compared with a $0.7 million loss in the same period of 2018, a $2.5 million favourable variance.

Charge for restructuring of operations, litigation and other items: $1.2 million in the third quarter of 2019, compared with $13.6 million in the same period of 2018, a $12.4 million favourable variance.

•                  A $1.2 million net charge was recognized in the third quarter of 2019 in connection with cost-reduction initiatives in the Corporation’s various segments.

•                  A $14.9 million charge for impairment of assets was recognized in the third quarter of 2018, primarily in the Telecommunications segment. A $1.3 million net gain was also recorded in the third quarter of 2018 in connection with disposal of assets and cost-reduction initiatives in the Corporation’s various segments.

Income tax expense: $66.0 million in the third quarter of 2019 (effective tax rate of 26.2%), compared with $51.8 million in the same period of 2018 (effective tax rate of 26.5%), a $14.2 million unfavourable variance caused essentially by the impact of the increase in taxable income.

2019/2018 year-to-date comparison

Revenues: $3.16 billion, a $63.7 million (2.1%) increase.

•                                Revenues increased in Telecommunications ($55.9 million or 2.2% of segment revenues) and in Sports and Entertainment ($8.9 million or 6.9%).

•                                Revenues decreased in Media ($0.6 million or -0.1%).

Adjusted EBITDA: $1.39 billion, a $68.4 million (5.2%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased by $105.7 million (8.2%).

•                                Adjusted EBITDA increased in the Telecommunications segment by $60.5 million (4.7%). Without restatement of comparative figures following adoption of IFRS 16, the segment’s adjusted EBITDA increased by $89.6 million (7.2%).

•                                Adjusted EBITDA increased in Media ($8.0 million or 25.4%).

•                                Adjusted EBITDA decreased in Sports and Entertainment ($2.5 million or -34.7%).

•                                There was a favourable variance at Head Office ($2.4 million) due to a decrease in the stock-based compensation charge.

•                                The change in the fair value of Quebecor Media stock options resulted in a $5.3 million favourable variance in the stock-based compensation charge in the first nine months of 2019 compared with the same period of 2018. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in a $0.5 million unfavourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2019.

Net income attributable to shareholders: $525.5 million in the first nine months of 2019, compared with $381.6 million in the same period of 2018, a $143.9 million increase.

•                                The main favourable variances were:

•            $94.8 million favourable variance in income from discontinued operations;

•            $68.4 million increase in adjusted EBITDA;

•            $3.3 million decrease in financial expenses.

•                                The main unfavourable variances were:

•            $17.5 million increase in the income tax expense;

•            $4.9 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $525.5 million in the first nine months of 2019, compared with $380.0 million in the same period of 2018, a $145.5 million increase.

Depreciation and amortization charge: $564.7 million in the first nine months of 2019, a $1.9 million increase.

Financial expenses: $214.3 million, a $3.3 million decrease. Main decreases in financial expenses were caused by the impact of higher interest revenues from Quebecor under loan agreements and lower average interest rate on the debt. Increases in financial expenses were caused mainly by higher average indebtedness as a result of debt financing a portion of the repurchase of the Quebecor Media shares held by CDP Capital d’Amérique Investissements inc. (“CDP Capital”) in the second quarter of 2018 and lower interest revenues generated by liquidity.

Gain on valuation and translation of financial instruments: $1.1 million in the first nine months of 2019 compared with a $1.4 million loss in the same period of 2018, a $2.5 million favourable variance.

Charge for restructuring of operations, litigation and other items: $27.0 million in the first nine months of 2019, compared with $22.1 million in the same period of 2018, a $4.9 million unfavourable variance.

•                  An $8.2 million net restructuring charge was recognized in the first nine months of 2019 in connection with cost-reduction initiatives in the Corporation’s various segments ($7.2 million in the first nine months of 2018). An $18.8 million charge for impairment of assets was also recognized in the first nine months of 2019, also in connection with restructuring initiatives ($14.9 million in the first nine months of 2018).

Income tax expense: $153.8 million in the first nine months of 2019 (effective tax rate of 26.4%), compared with $136.3 million in the same period of 2018 (effective tax rate of 26.5%), a $17.5 million unfavourable variance caused essentially by the impact of the increase in taxable income.

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2019 operating results

Revenues: $876.7 million in the third quarter of 2019, a $21.9 million (2.6%) increase.

•                                Revenues from the mobile telephony service increased $17.4 million (12.6%) to $155.7 million, essentially due to an increase in the number of subscriber connections.

•                                Revenues from Internet access services increased $7.3 million (2.7%) to $279.3 million. mainly as a result of higher per-subscriber revenues, reflecting, among other things, the impact of increases in some rates and a favourable product mix, and an increase in the customer base, partially offset by a decrease in overage charges.

•                                Combined revenues from all cable television services decreased $5.4 million (-2.2%) to $242.2 million, due primarily to the impact of the net decrease in the customer base, partially offset by higher per-customer revenues resulting from, among other things, the impact of increases in some rates.

•                                Revenues from the cable telephony service decreased $6.6 million (-7.3%) to $84.4 million, mainly because of the impact of the net decrease in subscriber connections.

•                                Revenues from customer equipment sales increased $6.5 million (10.3%) to $69.6 million, mainly because of the impact of equipment sales related to the new Helix platform launched on August 27, 2019.

•                                Other revenues increased $2.7 million (6.3%) to $45.5 million, mainly reflecting revenue increases at Videotron Business and at Club illico.

ABPU: Videotron’s total ABPU was $50.49 in the third quarter of 2019, compared with $49.70 in the same period of 2018, a $0.79 (1.6%) increase. Mobile ABPU was $53.28 in the third quarter of 2019 compared with $54.28 in the same period of 2018, a $1.00 (-1.8%) decrease due in part to the popularity of BYOD plans.

Customer statistics

RGUs — The total number of RGUs was 6,054,400 at September 30, 2019, an increase of 53,300 (0.9%) in the third quarter of 2019 (compared with an increase of 56,500 in the same period of 2018), and a 12-month increase of 98,500 (1.7%) (Table 3).

Mobile telephony service — The number of subscriber connections to the mobile telephony service stood at 1,288,700 at September 30, 2019, an increase of 56,800 (4.6%) in the third quarter of 2019 (compared with an increase of 41,500 in the same period of 2018), and a 12-month increase of 168,000 (15.0%) (Table 3).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,724,300 at September 30, 2019, an increase of 17,400 (1.0%) in the third quarter of 2019 (compared with an increase of 23,400 in the same period of 2018), and a 12-month increase of 26,800 (1.6%) (Table 3). As of September 30, 2019, Videotron’s cable Internet access services had a household and business penetration rate (number of subscribers as a proportion of the total 2,940,400 homes and businesses passed by Videotron’s network as of September 30, 2019, up from 2,900,200 one year earlier) of 58.6% compared with 58.5% a year earlier.

Cable television — The number of subscribers to cable television services stood at 1,545,200 at September 30, 2019, a decrease of 13,200 (-0.8%) in the third quarter of 2019 (compared with a decrease of 2,300 in the same period of 2018), and a 12-month decrease of 58,500 (-3.6%) (Table 3). At September 30, 2019, the cable television service had a household and business penetration rate of 52.6% versus 55.3% a year earlier.

Cable telephony service — The number of subscriber connections to the cable telephony service stood at 1,052,700 at September 30, 2019, a decrease of 20,200 (-1.9%) in the third quarter of 2019 (compared with a decrease of 17,100 in the same period of 2018), and a 12-month decrease of 78,400 (-6.9%) (Table 3). At September 30, 2019, the cable telephony service had a household and business penetration rate of 35.8% versus 39.0% a year earlier.

Club illico — The number of subscribers to Club illico stood at 443,500 at September 30, 2019, an increase of 12,500 (2.9%) in the third quarter of 2019 (compared with an increase of 11,000 in the same period of 2018), and a 12-month increase of 40,600 (10.1%) (Table 3).

Table 3

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 2019	June 2019	March 2019	Dec. 2018	Sept. 2018	June 2018	March 2018	Dec. 2017

Mobile telephony	1,288.7	1,231.9	1,193.6	1,153.8	1,120.7	1,079.2	1,047.3	1,024.0
Cable Internet	1,724.3	1,706.9	1,710.8	1,704.5	1,697.5	1,674.1	1,674.6	1,666.5
Cable television	1,545.2	1,558.4	1,582.6	1,597.3	1,603.7	1,606.0	1,625.5	1,640.5
Cable telephony	1,052.7	1,072.9	1,094.9	1,113.9	1,131.1	1,148.2	1,169.6	1,188.5
Club illico	443.5	431.0	431.7	420.8	402.9	391.9	383.4	361.6
Total	6,054.4	6,001.1	6,013.6	5,990.3	5,955.9	5,899.4	5,900.4	5,881.1

Adjusted EBITDA: $467.7 million, a $34.5 million (8.0%) increase due primarily to:

•                                decreases in operating expenses, including the impact of a one-time gain;

•                                impact of the net revenue increase.

Adjusted EBITDA without restatement of comparative figures following adoption of IFRS 16 increased $44.2 million (10.4%).

Cost/revenue ratio: Operating costs for all Telecommunications segment operations, expressed as a percentage of revenues, were 46.7% in the third quarter of 2019, compared with 49.3% in the same period of 2018, mainly because of the decrease in operating expenses, including the impact of a one-time gain, and the fixed component of costs, which does not fluctuate in proportion to revenue growth.

Year-to-date operating results

Revenues: $2.57 billion, a $55.9 million (2.2%) increase essentially due to the same factors as those noted above in the discussion of third quarter 2019 results.

•                                Revenues from the mobile telephony service increased $48.6 million (12.3%) to $443.5 million.

•                                Revenues from Internet access services increased $26.4 million (3.3%) to $831.6 million.

•                                Combined revenues from all cable television services decreased $12.8 million (-1.7%) to $734.9 million.

•                                Revenues from cable telephony service decreased $21.4 million (-7.7%) to $257.4 million.

•                                Revenues from customer equipment sales increased $7.6 million (4.7%) to $170.2 million.

•                                Other revenues increased $7.5 million (5.9%) to $134.2 million.

ABPU: Videotron’s total ABPU was $49.98 in the first nine months of 2019, compared with $49.40 in the same period of 2018, a $0.58 (1.2%) increase. Mobile ABPU was $52.79 in the first nine-months of 2019 compared with $53.75 in the same period of 2018, a $0.96 (-1.8%) decrease, due essentially to the same factors as those noted above in the discussion of third quarter 2019 results.

Customer statistics

RGUs — 64,100 (1.1%) unit increase in the first nine months of 2019 compared with an increase of 74,800 in the same period of 2018 (Table 3).

Mobile telephony — 134,900 (11.7%) subscriber-connection increase in the first nine months of 2019 compared with an increase of 96,700 in the same period of 2018 (Table 3).

Cable Internet access — 19,800 (1.7%) customer increase in the first nine months of 2019 compared with an increase of 31,000 in the same period of 2018 (Table 3).

Cable television — 52,100 (-3.3%) decrease in the first nine months of 2019 compared with a decrease of 36,800 in the same period of 2018 (Table 3).

Cable telephony — 61,200 (-5.5%) subscriber connection decrease in the first nine months of 2019 compared with a decrease of 57,400 in the same period of 2018 (Table 3).

Club illico — 22,700 (5.4%) subscriber increase in the first nine months of 2019 compared with an increase of 41,300 in the same period of 2018 (Table 3).

Adjusted EBITDA: $1.34 billion, a $60.5 million (4.7%) increase due primarily to:

•                                impact of the net revenue increase;

•                                net decrease in operating expenses, including the impact of a one-time gain and lower engineering, administration and customer service expenses, partially offset by the unfavourable impact of start-up expenses for Fizz.

Partially offset by:

•                                $10.9 million favourable retroactive adjustment related to roaming fees following a Canadian Radio-television and Telecommunications Commission (“CRTC”) decision, recognized in the first nine months of 2018 in the Telecommunications segment (creating an unfavourable variance in the first nine months of 2019 compared with the same period of 2018);

•                                higher costs of sales from mobile telephony and cable television equipments.

Adjusted EBITDA without restatement of comparative figures following adoption of IFRS 16 increased by $89.6 million (7.2%).

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunications segment’s operations, expressed as a percentage of revenues, were 47.9% in the first nine months of 2019 compared with 49.1% in the same period of 2018, due mainly to the same factors as those noted above in the discussion of third quarter 2019 results.

Cash flows from operations

Quarterly cash flows from segment operations: $293.5 million compared with $276.2 million in the third quarter of 2018 (Table 4). The $17.3 million increase was due primarily to the $34.5 million increase in adjusted EBITDA and the $11.4 million decrease in additions to property, plant and equipment, mainly reflecting lower spending related to the leasing of digital set-top boxes, partially offset by the $28.1 million increase in additions to intangible assets, due mainly to spending on the Internet Protocol television (“IPTV”) project.

Year-to-date cash flows from segment operations: $836.1 million compared with $772.8 million in the first nine months of 2018 (Table 4). The $63.3 million increase was due primarily to the $60.5 million increase in adjusted EBITDA and the $28.1 million decrease in additions to property, plant and equipment, mainly reflecting lower spending related to the leasing of digital set-top boxes, partially offset by the $25.8 million increase in additions to intangible assets, due mainly to spending on the IPTV project.

Table 4: Telecommunications

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA	$467.7	$433.2	$1,340.7	$1,280.2
Additions to property, plant and equipment	(117.4)	(128.8)	(361.2)	(389.3)
Additions to intangible assets (excluding acquisition of spectrum licences)	(57.2)	(29.1)	(146.5)	(120.7)
Proceeds from disposal of assets	0.4	0.9	3.1	2.6
Cash flows from segment operations	$293.5	$276.2	$836.1	$772.8

Media

Third quarter 2019 operating results

Revenues: $167.2 million in the third quarter of 2019, a $3.7 million (-2.2%) decrease.

•                                Advertising revenues decreased by $4.1 million (-5.7%), mainly because of lower advertising revenues at the newspapers and magazines, partially offset by higher advertising revenues at the specialty channels, including the impact of the acquisition of the Évasion and Zeste specialty channels on February 13, 2019.

•                                Subscription revenues increased by $1.5 million (3.0%), mainly because of higher subscription revenues at the specialty channels, including Évasion and Zeste, partially offset by lower subscription revenues at the magazines.

•                                Other revenues decreased by $1.1 million (-2.3%), mainly because of lower revenues from film production and audiovisual services, partially offset by higher revenues from the production and distribution of audiovisual content following the acquisition of the companies in the Incendo Media inc. (“Incendo Media”) group on April 1, 2019.

Adjusted EBITDA: $32.6 million in the third quarter of 2019, a $1.7 million (5.5%) favourable variance due primarily to:

•                                decreases in some operating expenses, reflecting in part the impact of the budget cuts announced in the second quarter of 2019, lower content costs in the broadcasting business, lower editorial, selling and administration costs in the newspaper publishing business, and lower subscription costs in the magazines business, combined with the contribution to EBITDA of the acquired businesses.

Partially offset by:

•                                impact of lower revenues, on a comparable basis;

•                                increased digital investments.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 80.5% in the third quarter of 2019 compared with 81.9% in the same period of 2018. The reduction was mainly due to the contribution of business acquisitions and the decrease in operating expenses.

Year-to-date operating results

Revenues: $530.0 million in the first nine months of 2019, a $0.6 million (-0.1%) decrease.

•                                Advertising revenues decreased by $9.3 million (-3.7%), mainly because of lower advertising revenues at the newspapers, magazines and TVA Network, partially offset by higher advertising revenues at the specialty channels, NumériQ and Quebecor Out of Home.

•                                Subscription revenues increased by $4.8 million (3.2%), mainly because of higher subscription revenues at the specialty channels, partially offset by lower subscription revenues at the magazines.

•                                Other revenues increased by $3.9 million (3.1%), mainly because of by higher revenues from the production and distribution of audiovisual content, partially offset by lower revenues from film production and audiovisual services.

Adjusted EBITDA: $39.5 million in the first nine months of 2019, an $8.0 million (25.4%) favourable variance, due to the same factors as those noted above in the discussion of third quarter 2019 results.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 92.5% in the first nine months of 2019 compared with 94.1% in the same period of 2018, due to the same factors as those noted above in the discussion of third quarter 2019 results.

Cash flows from operations

Quarterly cash flows from segment operations: $19.1 million compared with $25.4 million in the third quarter of 2018 (Table 5). The $6.3 million unfavourable variance was due to the $4.2 million increase in additions to property, plant and equipment and to intangible assets, mainly attributable to digital investments, and the $3.8 million decrease in proceeds from disposal of assets, partially offset by the $1.7 million increase in adjusted EBITDA.

Year-to-date cash flows from segment operations: $6.7 million compared with $12.9 million in the first nine months of 2018 (Table 5). The $6.2 million decrease was due to the $10.4 million increase in additions to property, plant and equipment and to intangible assets, mainly attributable to digital investments, and the $3.8 million decrease in proceeds from disposal of assets, partially offset by the $8.0 million increase in adjusted EBITDA.

Table 5: Media

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA	$32.6	$30.9	$39.5	$31.5
Additions to property, plant and equipment	(5.0)	(8.2)	(13.7)	(18.8)
Additions to intangible assets	(8.5)	(1.1)	(19.1)	(3.6)
Proceeds from disposal of assets	—	3.8	—	3.8
Cash flows from segment operations	$19.1	$25.4	$6.7	$12.9

Sports and Entertainment

Third quarter 2019 operating results

Revenues: $55.8 million in the third quarter of 2019, a $1.3 million (2.4%) increase due mainly to higher revenues in the Music business.

Adjusted EBITDA: $6.9 million in the third quarter of 2019, a $1.6 million unfavourable variance due mainly to a decreased contribution to margin from book distribution and increased operating expenses for the Music business.

Year-to-date operating results

Revenues: $137.5 million in the first nine months of 2019, an $8.9 million (6.9%) increase due mainly to higher revenues from book distribution and the Music business.

Adjusted EBITDA: $4.7 million in the first nine months of 2019, a $2.5 million decrease due mainly to lower revenues from educational publishing, a decreased contribution to margin from book distribution and increased operating expenses for the Music business.

Cash flows from operations

Quarterly cash flows from segment operations: $6.1 million compared with $7.4 million in the third quarter of 2018 (Table 6). The $1.3 million unfavourable variance was due primarily to the $1.6 million unfavourable variance in adjusted EBITDA.

Year-to-date cash flows from segment operations: $0.8 million compared with $3.8 million in the first nine months of 2018 (Table 6). The $3.0 million unfavourable variance was mainly due to the $2.5 million unfavourable variance in adjusted EBITDA, combined with a $0.6 million increase in additions to property, plant and equipment and to intangible assets.

Table 6: Sports and Entertainment

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA	$6.9	$8.5	$4.7	$7.2
Additions to property, plant and equipment	(0.1)	(0.2)	(1.1)	(0.7)
Additions to intangible assets	(0.8)	(0.9)	(2.9)	(2.7)
Proceeds from disposal of assets	0.1	—	0.1	—
Cash flows from segment operations	$6.1	$7.4	$0.8	$3.8

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2019

Cash flows provided by continuing operating activities: $393.9 million in the third quarter of 2019 compared with $469.2 million in the same period of 2018.

The $75.3 million decrease was mainly due to:

•                           $137.0 million unfavourable change in non-cash operating assets and liabilities, due primarily to the unfavourable variance in income tax payable, and to an increase in inventory, a decrease in accounts payable and accrued liabilities, and a decrease in other operating liabilities in the Telecommunications segment.

Partially offset by:

•                           $34.5 million increase in the Telecommunications segment’s adjusted EBITDA;

•                           $20.8 million decrease in current income taxes;

•                           $4.8 million decrease in the cash portion of financial expenses.

Year to date

Cash flows provided by continuing operating activities: $889.9 million in the first nine months of 2019 compared with $1.12 billion in the same period of 2018.

The $233.1 million decrease was mainly due to:

•                           $345.6 million unfavourable change in non-cash operating assets and liabilities, due primarily to the unfavourable variance in income tax payable, and to an increase in inventory, a decrease in accounts payable and accrued liabilities, and a decrease in other operating liabilities in the Telecommunications segment.

Partially offset by:

•                           $60.5 million and $8.0 million increases in adjusted EBITDA in the Telecommunications and Media segments respectively;

•                           $38.1 million decrease in current income taxes;

•                           $4.1 million decrease in the cash portion of financial expenses.

The unfavourable variance in income tax payable, increased inventory, and decreased accounts payable and accrued liabilities in the Telecommunications segment had an unfavourable impact on cash flows provided by continuing operating activities in the first nine months of 2019 compared with the same period of 2018, while increased profitability in the Telecommunications and Media segments and the decrease in the cash interest expense had a favourable impact.

Working capital: Negative $165.0 million at September 30, 2019 compared with negative $301.6 million at December 31, 2018. The $136.6 million favourable variance was due primarily to the decreases in net income tax payable and in accounts payable and accrued charges, partially offset by the realization of net assets held for sale and the decrease in accounts receivable.

Investing activities

Third quarter 2019

Additions to property, plant and equipment: $122.6 million in the third quarter of 2019 compared with $137.9 million in the same period of 2018. The $15.3 million decrease was due primarily to decreased spending related to the leasing of digital set-top boxes in the Telecommunications segment.

Additions to intangible assets: $66.4 million in the third quarter of 2019 compared with $31.8 million in the same period of 2018. The $34.6 million increase was due primarily to investment in the IPTV project.

Proceeds from disposal of assets: $0.5 million in the third quarter of 2019 compared with $4.7 million in the same period of 2018.

Business acquisitions: $1.0 million in the third quarter of 2019 compared with $5.8 million in the same period of 2018.

•                                In the third quarter of 2018, business acquisitions consisted of the acquisition of LC Media and Audio Zone by the Media segment.

Loans to the parent company: $69.0 million in the third quarter of 2019 compared with $147.1 million in the same period of 2018.

•                                On September 13, 2019, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $150.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.00% and maturing in September 2022.

•                                During the third quarter of 2019, Quebecor made total drawdowns of $69.0 million on its loan agreements with Quebecor Media ($147.1 million in the third quarter of 2018).

Year to date

Additions to property, plant and equipment: $377.2 million in the first nine months of 2019 compared with $414.5 million in the same period of 2018. The $37.3 million decrease was due to the same factors as those noted above in the discussion of third quarter 2019 additions to property, plant and equipment.

Additions to intangible assets: $424.5 million in the first nine months of 2019 compared with $127.3 million in the same period of 2018. The $297.2 million increase was due primarily to the acquisition of spectrum for $255.8 million and spending on the IPTV project.

Proceeds from disposal of assets: $3.2 million in the first nine months of 2019 compared with $6.4 million in the same period of 2018.

Business acquisitions: $35.6 million in the first nine months of 2019 compared with $7.2 million in the same period of 2018.

•                                In the first nine months of 2019, business acquisitions consisted of the acquisition of the companies in the Serdy Média inc. (“Serdy Média”), Serdy Video Inc. (“Serdy Video”) and Incendo Media groups by the Media segment.

•                                In the first nine months of 2018, business acquisitions consisted of the acquisition of Mobilimage, LC Media and Audio Zone by the Media segment.

Business disposals: $260.7 million in the first nine months of 2019, consisting of the sale of the operations of the 4Degrees Colocation data centres.

Loans to the parent company: $105.0 million for the first nine months of 2019 compared with $509.1 million in the same period of 2018.

•                                During the first nine months of 2019, Quebecor made total drawdowns of $105.0 million on its loan agreements with Quebecor Media ($509.1 million in the same period of 2018).

Free cash flows from continuing operating activities

Third quarter 2019

Free cash flows from continuing operating activities: $205.4 million in the third quarter of 2019 compared with $304.2 million in the same period of 2018 (Table 7). The $98.8 million decrease was mainly due to:

•                           $75.3 million decrease in cash flows provided by continuing operating activities;

•                           $34.6 million increase in additions to intangible assets.

Partially offset by:

•                           $15.3 million decrease in additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: $347.2 million in the first nine months of 2019 compared with $587.6 million in the same period of 2018 (Table 7). The $240.4 million decrease was primarily due to:

•                           $233.1 million decrease in cash flows provided by continuing operating activities;

•                           $41.4 million increase in additions to intangible assets, other than spectrum licences.

Partially offset by:

•                           $37.3 million decrease in additions to property, plant and equipment.

Table 7

Cash flows provided by continuing operating activities reported in the condensed consolidated financial statements and free cash flows from continuing operating activities

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$467.7	$433.2	$1,340.7	$1,280.2
Media	32.6	30.9	39.5	31.5
Sports and Entertainment	6.9	8.5	4.7	7.2
Head Office	2.1	1.2	2.1	(0.3)
	509.3	473.8	1,387.0	1,318.6
Cash interest expense[1]	(68.4)	(73.2)	(208.4)	(212.5)
Cash portion related to restructuring of operations and other items[2]	(1.2)	1.3	(8.2)	(7.2)
Current income taxes	(29.7)	(50.5)	(115.1)	(153.2)
Other	0.4	(2.7)	(1.9)	(4.8)
Net change in non-cash balances related to operating activities	(16.5)	120.5	(163.5)	182.1
Cash flows provided by continuing operating activities	393.9	469.2	889.9	1,123.0

Additions to property, plant and equipment and to intangible assets (excluding spectrum licence acquisitions and renewals), less proceeds from disposal of assets:
Telecommunications	(174.2)	(157.0)	(504.6)	(507.4)
Media	(13.5)	(5.5)	(32.8)	(18.6)
Sports and Entertainment	(0.8)	(1.1)	(3.9)	(3.4)
Head Office	—	(1.4)	(1.4)	(6.0)
	(188.5)	(165.0)	(542.7)	(535.4)
Free cash flows from continuing operating activities	$205.4	$304.2	$347.2	$587.6

1              Interest on long-term debt, interest on lease liabilities, interest on net defined benefit liability, impact of foreign currency translation on short-term monetary items and other financial expenses, less interest from the parent corporation (see Note 5 to the condensed consolidated financial statements).

2              Restructuring of operations and other items (see Note 6 to the condensed consolidated financial statements).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $283.4 million decrease in the first nine months of 2019. $141.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•                                Debt reductions in the first nine months of 2019 essentially consisted of:

•                                Prepayment by Quebecor Media on July 15, 2019 of the balance of its US$350 million term loan “B” issued on August 1, 2013, bearing interest at the US London Inter-bank Offered Rate (“LIBOR”) plus 2.25%, and maturing on August 17, 2020;

•                                $131.5 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•                                $16.1 million decrease in the bank indebtedness of Quebecor Media;

•                                Current payments totalling $9.9 million on the term loan facilities of TVA Group Inc. (“TVA Group”) and Quebecor Media.

•                                Additions to debt in the first nine months of 2019 essentially consisted of:

•                                $269.9 million increase in Videotron’s drawings on its secured revolving credit facility;

•                                $17.9 million increase in Videotron’s bank indebtedness;

•                                $9.3 million increase in debt attributable to changes in fair value related to hedged interest risk.

•                                Assets and liabilities related to derivative financial instruments totalled a net asset of $746.0 million at September 30, 2019 compared with $887.0 million at December 31, 2018. The $141.0 million net unfavourable variance was mainly due to:

•                                unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

•                                unwinding of Quebecor Media’s hedges in an asset position in connection with prepayment on July 15, 2019 of its term loan “B” in the aggregate principal amount of US$350 million, bearing interest at LIBOR plus 2.25%.

Partially offset by:

•                                favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•                                On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 4.5% and maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of $9.3 million. Videotron used the proceeds mainly to pay down a portion of the amount due under its secured revolving credit facility.

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, to extend the maturity date to July 2022 and to change certain conditions and terms of the facility.

•                                On February 13, 2019, TVA Group amended its $150.0 million secured revolving credit facility to extend the maturity date to February 2020 and to change certain conditions and terms of the facility.

Financial position

Net available liquidity: $1.58 billion at September 30, 2019 for Quebecor Media and its wholly owned subsidiaries, pro forma the issuance by Videotron of Senior Notes in the aggregate principal amount of $800.0 million on October 8, 2019, the proceeds of which were used to reduce drawings on Videotron’s secured revolving credit facility. Net available liquidity consisted of $1.59 billion in available unused revolving credit facilities, less $10.2 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $6.12 billion at September 30, 2019, a $283.4 million decrease compared with December 31, 2018; $141.0 million net unfavourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•                                Consolidated debt essentially consisted of Videotron’s $4.45 billion debt ($4.23 billion at December 31, 2018); TVA Group’s $45.8 million debt ($52.8 million at December 31, 2018); and Quebecor Media’s $1.62 billion debt ($2.12 billion at December 31, 2018).

As of September 30, 2019, minimum principal payments on long-term debt in the coming years were as follows:

Table 8

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2020	$44.8
2021	—
2022	1,062.3
2023	2,636.6
2024	794.5
2025 and thereafter	1,569.4
Total	$6,107.6

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

Pro forma the issuance by Videotron of $800.0 million aggregate principal amount of Senior Notes on October 8, 2019 and the corresponding decrease in advances under Videotron’s secured revolving credit facility, the weighted average term of Quebecor Media’s consolidated debt was approximately 5.5 years as of September 30, 2019 (5.1 years as of December 31, 2018). After taking into account hedging instruments, the debt consisted of approximately 92.0% fixed-rate debt as at September 30, 2019 (76.2% as of December 31, 2018) and 8.0% floating-rate debt (23.8% as of December 31, 2018).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases, and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At September 30, 2019, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

•                                On August 7, 2019, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on August 8, 2019.

•                                On November 6, 2019, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on November 7, 2019.

600 MHz spectrum auction

On April 10, 2019, Videotron purchased 10 blocks of low-frequency spectrum in the 600 MHz band in Science and Economic Development Canada’s latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions, were acquired for $255.8 million.

Analysis of consolidated balance sheet

Table 9

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2019 and December 31, 2018

(in millions of Canadian dollars)

	September 30, 2019	December 31, 2018	Difference	Main reasons for difference
Assets
Accounts receivable	$516.8	$562.1	$(45.3)	Impact of current variances in activity
Income taxes[1]	5.5	(114.4)	119.9	Current disbursements less current income taxes for the period
Net assets held for resale[1]	—	88.4	(88.4)	Sale of 4Degrees Colocation
Property, plant and equipment	3,313.8	3,429.0	(115.2)	Depreciation for the period, less additions to property, plant and equipment on an accrual basis
Intangible assets	1,459.7	1,135.3	324.4	Acquisition of spectrum licences and investment in the IPTV project by Videotron, less amortization for the period
Goodwill	2,692.3	2,678.3	14.0	Acquisition of the companies in the Incendo Media group, the Serdy Média group and the Serdy Video group
Loans to parent corporation	701.1	596.1	105.0	See “Investing activities”
Derivative financial instruments[2]	746.0	887.0	(141.0)	See “Financing activities”

Liabilities
Accounts payable and accrued charges	732.5	820.5	(88.0)	Impact of current variances in activity

Long-term debt, including short-term portion and bank indebtedness	6,115.9	6,399.3	(283.4)	See “Financing activities”
Deferred income taxes[3]	751.0	686.4	64.6	Impact of current variances in activity
Other long-term liabilities	254.3	209.0	45.3	Contingent consideration related to the sale of 4Degrees Colocation, minus the decrease in other operating liabilities

1              Current assets less current liabilities

2              Long-term assets less long-term liabilities

3              Long-term liabilities less long-term assets.

ADDITIONAL INFORMATION

Contractual obligations

At September 30, 2019, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 10 below shows a summary of these contractual obligations.

Table 10

Contractual obligations of Quebecor Media as of September 30, 2019

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more

Long-term debt[1]	$6,107.6	$44.8	$1,062.3	$3,431.1	$1,569.4
Interest payments on long-term debt[2]	1 283.8	212.6	578.6	321.2	171.4
Lease liabilities	169.8	34.4	46.3	29.6	59.5
Interest payments on lease liabilities	55.6	8.7	13.0	9.0	24.9
Additions to property, plant and equipment and other commitments	1,643.2	479.3	503.1	271.8	389.0
Derivative financial instruments[3]	(671.5)	1.5	(256.6)	(426.4)	10.0
Total contractual obligations	$8,588.5	$781.3	$1,946.7	$3,636.3	$2,224.2

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

2              Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2019.

3              Estimated future receipts, net of future disbursements, on derivative financial instruments related to foreign exchange hedging.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2019, the Corporation made sales to affiliated companies in the amount of $1.5 million ($0.6 million in the same period of 2018) and incurred $8.8 million in interest on loans ($5.8 million in the same period of 2018), and $0.6 million in interest on leases ($0.6 million in the same period of 2018) with the parent corporation. The Corporation also made purchases with the parent corporation and affiliated companies in the amount of $2.3 million (none in the same period of 2018), which are included in “Purchase of goods and services.” These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2019, the Corporation made sales to affiliated companies in the amount of $3.2 million ($1.9 million in the same period of 2018), incurred $26.1 million in interest on loans ($7.2 million in the same period of 2018) and $1.8 million in interest on leases ($1.9 million in the same period of 2018) with the parent corporation. The Corporation also made purchases with the parent corporation and affiliated companies in the amount of $2.5 million (none in the same period of 2018), which are included in “Purchase of goods and services.” These transactions were accounted for at the consideration agreed between the parties.

As of September 30, 2019, loans to the parent corporation amounted to $701.1 million ($596.1 million as of December 31, 2018) and the lease liability with the parent corporation amounted to $33.2 million ($36.2 million as of December 31, 2018).

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the third quarter of 2019, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2018), and incurred management fees of $0.6 million ($0.5 million in the same period of 2018) with shareholders.

During the first nine months of 2019, the Corporation received an amount of $1.8 million, which is included as a reduction in employee costs ($1.8 million in the same period of 2018), and incurred management fees of $1.7 million ($1.6 million in the same period of 2018) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2019 and December 31, 2018 were as follows:

Table 11

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	September 30, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,107.6)	$(6,474.4)	$(6,408.2)	$(6,391.5)
Derivative financial instruments
Foreign exchange forward contracts	(0.3)	(0.3)	6.7	6.7
Cross-currency interest rate swaps	746.3	746.3	880.3	880.3

1              The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments in the third quarters and the first nine months of 2019 and 2018 are summarized in Table 12.

Table 12

(Gain) loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

(Gain) loss on the ineffective portion of fair value hedges	$(1.9)	$0.6	$(1.3)	$(0.2)
Loss on the ineffective portion of cash flow hedges	0.1	0.1	0.2	1.6
	$(1.8)	$0.7	$(1.1)	$1.4

Gains on cash flow hedges in the amount of $41.4 million and $71.6 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2019 respectively (losses of $0.4 million and $44.8 million in the third quarter and first nine months of 2018 respectively).

Contingencies and legal disputes

Lawsuits were brought by and against the Corporation in connection with business disputes between the Corporation and a competitor. At this stage in the proceedings, management of the Corporation does not expect their outcome to have a material effect on Corporation’s results or financial position.

On August 15, 2019, the CRTC issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation’s consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On September 27, 2019, the Federal Court of Appeal granted an interim stay of the CRTC’s order. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Changes in Accounting Policies

(i)                                     IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation’s segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under the previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended September 30, 2018	Nine months ended September 30, 2018

Purchase of goods and services	$(12.1)	$(37.3)
Depreciation and amortization	8.8	26.6
Financial expenses	2.7	8.4
Deferred income tax expense	0.1	0.6
Net income and comprehensive income attributable to shareholders	$0.5	$1.7

Net income and comprehensive income attributable to:
Shareholders	$0.4	$1.6
Non-controlling interests	0.1	0.1

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	135.6	159.0
Provisions	(1.5)	(1.4)
Lease liabilities[1,2]	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(6.5)	(7.4)
Deficit	18.1	20.3
Non-controlling interests	(0.2)	(0.4)

1   The current portion of lease liabilities is $38.5 million as of December 31, 2018 and $42.0 million as of December 31, 2017.

2   Includes a lease liability with the parent corporation of $35.0 million as of December 31, 2018 and $37.3 million as of December 31, 2017.

(ii)                                  IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•                  Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•                  general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•                  the intensity of competitive activity in the industries in which Quebecor Media operates;

•                  fragmentation of the media landscape;

•                  new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•                  unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•                  Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•                  disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•                  labour disputes or strikes;

•                  changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•                  changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•                  Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•                  Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•                  interest rate fluctuations that could affect Quebecor Media’s interest payment requirements on long term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

		Three months ended		Nine months ended
(in millions of Canadian dollars)		September 30		September 30
(unaudited)	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)

Revenues	3	$1,073.4	$1,053.2	$3,157.6	$3,093.9

Employee costs	4	162.7	164.1	515.2	524.0
Purchase of goods and services	4	401.4	415.3	1,255.4	1,251.3
Depreciation and amortization		187.2	188.8	564.7	562.8
Financial expenses	5	70.5	74.9	214.3	217.6
(Gain) loss on valuation and translation of financial instruments		(1.8)	0.7	(1.1)	1.4
Restructuring of operations, litigation and other items	6	1.2	13.6	27.0	22.1

Income before income taxes		252.2	195.8	582.1	514.7

Income taxes (recovery):
Current		29.7	50.5	115.1	153.2
Deferred		36.3	1.3	38.7	(16.9)
		66.0	51.8	153.8	136.3

Income from continuing operations		186.2	144.0	428.3	378.4

Income from discontinued operations	15	—	0.9	97.5	2.7

Net income		$186.2	$144.9	$525.8	$381.1

Income (loss) from continuing operations attributable to
Shareholders		$182.0	$139.6	$428.0	$378.9
Non-controlling interests		4.2	4.4	0.3	(0.5)

Net income (loss) attributable to
Shareholders		$182.0	$140.5	$525.5	$381.6
Non-controlling interests		4.2	4.4	0.3	(0.5)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30		September 30
(unaudited)	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)

Income from continuing operations	$186.2	$144.0	$428.3	$378.4

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	41.4	(0.4)	71.6	(44.8)
Deferred income taxes	(6.5)	3.0	(4.7)	5.1

Reclassification to income:
Gain related to cash flow hedges	(1.1)	—	(1.1)	—
Deferred income taxes	0.7	—	0.7	—
	34.5	2.6	66.5	(39.7)
Comprehensive income from continuing operations	220.7	146.6	494.8	338.7

Income from discontinued operations	—	0.9	97.5	2.7

Comprehensive income	$220.7	$147.5	$592.3	$341.4

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$216.5	$142.2	$494.5	$339.2
Non-controlling interests	4.2	4.4	0.3	(0.5)

Comprehensive income (loss) attributable to
Shareholders	$216.5	$143.1	$592.0	$341.9
Non-controlling interests	4.2	4.4	0.3	(0.5)

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

	Three months ended September 30, 2019
				Head
			Sports	office
(in millions of Canadian dollars)			and	and Inter-
(unaudited)	Telecommunications	Media	Entertainment	segments	Total

Revenues	$876.7	$167.2	$55.8	$(26.3)	$1,073.4

Employee costs	92.2	53.4	9.5	7.6	162.7
Purchase of goods and services	316.8	81.2	39.4	(36.0)	401.4
Adjusted EBITDA[1]	467.7	32.6	6.9	2.1	509.3

Depreciation and amortization					187.2
Financial expenses					70.5
Gain on valuation and translation of financial instruments					(1.8)
Restructuring of operations, litigation and other items					1.2
Income before income taxes					$252.2

Additions to property, plant and equipment	$117.4	$5.0	$0.1	$0.1	$122.6

Additions to intangible assets	57.2	8.5	0.8	(0.1)	66.4

	Three months ended September 30, 2018
	(restated, note 2)
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$854.8	$170.9	$54.5	$(27.0)	$1,053.2

Employee costs	91.9	54.7	10.0	7.5	164.1
Purchase of goods and services	329.7	85.3	36.0	(35.7)	415.3
Adjusted EBITDA[1]	433.2	30.9	8.5	1.2	473.8

Depreciation and amortization					188.8
Financial expenses					74.9
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations, litigation and other items					13.6
Income before income taxes					$195.8

Additions to property, plant and equipment	$128.8	$8.2	$0.2	$0.7	$137.9

Additions to intangible assets	29.1	1.1	0.9	0.7	31.8

	Nine months ended September 30, 2019
				Head
			Sports	office
(in millions of Canadian dollars)			and	and Inter-
(unaudited)	Telecommunications	Media	Entertainment	segments	Total

Revenues	$2,571.8	$530.0	$137.5	$(81.7)	$3,157.6

Employee costs	291.8	170.8	29.1	23.5	515.2
Purchase of goods and services	939.3	319.7	103.7	(107.3)	1,255.4
Adjusted EBITDA[1]	1,340.7	39.5	4.7	2.1	1,387.0

Depreciation and amortization					564.7
Financial expenses					214.3
Gain on valuation and translation of financial instruments					(1.1)
Restructuring of operations, litigation and other items					27.0
Income before income taxes					$582.1

Additions to property, plant and equipment	$361.2	$13.7	$1.1	$1.2	$377.2

Additions to intangible assets	402.3	19.1	2.9	0.2	424.5

	Nine months ended September 30, 2018
	(restated, note 2)
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total

Revenues	$2,515.9	$530.6	$128.6	$(81.2)	$3,093.9

Employee costs	291.7	176.9	29.5	25.9	524.0
Purchase of goods and services	944.0	322.2	91.9	(106.8)	1,251.3
Adjusted EBITDA[1]	1,280.2	31.5	7.2	(0.3)	1,318.6

Depreciation and amortization					562.8
Financial expenses					217.6
Loss on valuation and translation of financial instruments					1.4
Restructuring of operations, litigation and other items					22.1
Income before income taxes					$514.7

Additions to property, plant and equipment	$389.3	$18.8	$0.7	$5.7	$414.5

Additions to intangible assets	120.7	3.6	2.7	0.3	127.3

1     The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, (gain) loss on valuation and translation of financial instruments, restructuring of operations, litigation and other item, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed		prehensive	controlling	Total
	stock	surplus	Deficit	loss	interests	equity
	(note 11)			(note 13)

Balance as of December 31, 2017, as previously reported	$3,630.8	$1.3	$(1,113.0)	$(60.4)	$86.3	$2,545.0
Changes in accounting policies (note 2)	—	—	(20.3)	—	(0.4)	(20.7)
Balance as of December 31, 2017, as restated	3,630.8	1.3	(1,133.3)	(60.4)	85.9	2,524.3
Net income (loss)	—	—	381.6	—	(0.5)	381.1
Other comprehensive loss	—	—	—	(39.7)	—	(39.7)
Dividends	—	—	(75.0)	—	(0.2)	(75.2)
Repurchase of shares	(611.1)	—	(928.9)	—	—	(1,540.0)
Balance as of September 30, 2018	3,019.7	1.3	(1,755.6)	(100.1)	85.2	1,250.5
Net income	—	—	158.7	—	3.1	161.8
Other comprehensive income	—	—	—	18.8	0.2	19.0
Dividends	—	—	(25.0)	—	0.1	(24.9)
Balance as of December 31, 2018	3,019.7	1.3	(1,621.9)	(81.3)	88.6	1,406.4
Net income	—	—	525.5	—	0.3	525.8
Other comprehensive income	—	—	—	66.5	—	66.5
Dividends	—	—	(75.0)	—	—	(75.0)
Balance as of September 30, 2019	$3,019.7	$1.3	$(1,171.4)	$(14.8)	$88.9	$1,923.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Nine months ended
(in millions of Canadian dollars)		September 30		September 30
(unaudited)	Note	2019	2018	2019	2018
			(restated, note 2)		(restated, note 2)
Cash flows related to operating activities
Income from continuing operations		$186.2	$144.0	$428.3	$378.4
Adjustments for:
Depreciation of property, plant and equipment		147.9	152.8	448.9	455.9
Amortization of intangible assets		29.7	26.3	87.1	77.7
Amortization of right-of-use assets		9.6	9.7	28.7	29.2
(Gain) loss on valuation and translation of financial instruments		(1.8)	0.7	(1.1)	1.4
Impairment of assets	6	—	14.9	18.8	14.9
Amortization of financing costs and long-term debt discount	5	2.1	1.7	5.9	5.1
Deferred income taxes		36.3	1.3	38.7	(16.9)
Other		0.4	(2.7)	(1.9)	(4.8)
		410.4	348.7	1,053.4	940.9
Net change in non-cash balances related to operating activities		(16.5)	120.5	(163.5)	182.1
Cash flows provided by continuing operating activities		393.9	469.2	889.9	1,123.0
Cash flows related to investing activities
Business acquisitions	7	(1.0)	(5.8)	(35.6)	(7.2)
Business disposals	15	—	—	260.7	—
Additions to property, plant and equipment		(122.6)	(137.9)	(377.2)	(414.5)
Additions to intangible assets	8	(66.4)	(31.8)	(424.5)	(127.3)
Proceeds from disposal of assets		0.5	4.7	3.2	6.4
Loans to the parent corporation	9	(69.0)	(147.1)	(105.0)	(509.1)
Other		(17.7)	(0.1)	(24.7)	(1.1)
Cash flows used in continuing investing activities		(276.2)	(318.0)	(703.1)	(1,052.8)
Cash flows related to financing activities
Net change in bank indebtedness		6.6	(5.7)	2.9	21.6
Net change under revolving facilities		261.3	(94.2)	272.3	721.9
Repayment of long-term debt		(435.1)	(3.3)	(442.4)	(15.5)
Repayment of lease liabilities		(10.1)	(10.3)	(31.8)	(31.3)
Settlement of hedging contracts		91.6	—	90.8	(0.8)
Repurchase of Common Shares	11	—	—	—	(1,540.0)
Dividends		(25.0)	(25.0)	(75.0)	(75.0)
Dividends paid to non-controlling interests		—	—	—	(0.2)
Cash flows used in continuing financing activities		(110.7)	(138.5)	(183.2)	(919.3)

Net change in cash and cash equivalents from continuing operations		7.0	12.7	3.6	(849.1)

Cash flows provided by (used in) discontinued operations	15	—	2.2	(0.7)	7.1

Cash and cash equivalents at beginning of period		16.9	8.0	21.0	864.9
Cash and cash equivalents at end of period		$23.9	$22.9	$23.9	$22.9

Cash and cash equivalents consist of
Cash		$15.7	$22.0	$15.7	$22.0
Cash equivalents		8.2	0.9	8.2	0.9
		$23.9	$22.9	$23.9	$22.9

Interest and taxes reflected as operating activities
Cash interest payments		$45.6	$48.8	$201.0	$191.9
Cash income tax payments (net of refunds)		54.2	(4.6)	235.0	12.4

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)		September 30	December 31	December 31
(unaudited)	Note	2019	2018	2017
			(restated, note 2)	(restated, note 2)

Assets

Current assets
Cash and cash equivalents		$23.9	$21.0	$864.9
Accounts receivable		516.8	562.1	543.0
Contract assets		153.8	144.4	132.8
Income taxes		11.5	4.8	29.3
Inventories		211.4	186.3	188.1
Other current assets		136.5	118.2	117.5
Assets held for sale	15	—	95.0	—
		1,053.9	1,131.8	1,875.6

Non-current assets
Property, plant and equipment		3,313.8	3,429.0	3,569.8
Intangible assets	8	1,459.7	1,135.3	983.1
Goodwill		2,692.3	2,678.3	2,695.8
Right-of-use assets		129.5	135.6	159.0
Derivative financial instruments		746.3	887.0	591.8
Deferred income taxes		34.4	51.8	33.2
Loans to the parent corporation	9	701.1	596.1	—
Other assets		231.1	201.5	185.0
		9,308.2	9,114.6	8,217.7
Total assets		$10,362.1	$10,246.4	$10,093.3

Liabilities and equity

Current liabilities
Bank indebtedness		$27.2	$24.3	$—
Accounts payable and accrued charges		732.5	820.5	725.6
Provisions		22.4	27.0	24.0
Deferred revenue		351.6	340.7	346.8
Income taxes		6.0	119.2	13.3
Current portion of long-term debt	10	44.8	56.6	19.1
Current portion of lease liabilities		34.4	38.5	42.0
Liabilities held for sale	15	—	6.6	—
		1,218.9	1,433.4	1,170.8

Non-current liabilities
Long-term debt	10	6,043.9	6,318.4	5,292.6
Derivative financial instruments		0.3	—	34.1
Lease liabilities		135.6	141.0	163.2
Deferred income taxes		785.4	738.2	716.7
Other liabilities		254.3	209.0	191.6
		7,219.5	7,406.6	6,398.2

Equity
Capital stock	11	3,019.7	3,019.7	3,630.8
Contributed surplus		1.3	1.3	1.3
Deficit		(1,171.4)	(1,621.9)	(1,133.3)
Accumulated other comprehensive loss	13	(14.8)	(81.3)	(60.4)
Equity attributable to shareholders		1,834.8	1,317.8	2,438.4
Non-controlling interests		88.9	88.6	85.9
		1,923.7	1,406.4	2,524.3
Contingencies	16
Subsequent event	17

Total liabilities and equity		$10,362.1	$10,246.4	$10,093.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and, is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”) since June 22, 2018. Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand service and video rental stores. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Media segment depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

1.                BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2018 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on November 6, 2019.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2019.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES

(i)               IFRS 16 — Leases

On January 1, 2019, the Corporation adopted on a fully retrospective basis the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis.

The adoption of IFRS 16 had significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment.

Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since operating lease charges were recognized as operating expenses as they were incurred under previous standard, the adoption of IFRS 16 has changed the timing of the recognition of these lease charges over the term of each lease. It has also affected the classification of expenses in the consolidated statements of income.

Principal payments of the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the previous standard these payments were presented as operating activities.

The retrospective adoption of IFRS 16 had the following impacts on the comparative consolidated financial figures:

Consolidated statements of income and comprehensive income

Increase (decrease)	Three months ended September 30, 2018	Nine months ended September 30, 2018

Purchase of goods and services	$(12.1)	$(37.3)
Depreciation and amortization	8.8	26.6
Financial expenses	2.7	8.4
Deferred income tax expense	0.1	0.6
Net income and comprehensive income attributable to shareholders	$0.5	$1.7

Net income and comprehensive income attributable to:
Shareholders	$0.4	$1.6
Non-controlling interests	0.1	0.1

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.                CHANGES IN ACCOUNTING POLICIES (continued)

(i)          IFRS 16 — Leases (continued).

Consolidated balance sheets

Increase (decrease)	December 31, 2018	December 31, 2017

Other current assets	$(2.2)	$(2.2)
Property, plant and equipment	15.5	15.5
Right-of-use assets	135.6	159.0
Provisions	(1.5)	(1.4)
Lease liabilities1 2	179.5	205.2
Other liabilities	(4.3)	(3.4)
Deferred income tax liability	(6.5)	(7.4)
Deficit	18.1	20.3
Non-controlling interests	(0.2)	(0.4)

1   The current portion of lease liabilities is $38.5 million as of December 31, 2018 and $42.0 million as of December 31, 2017.

2   Includes a lease liability with the parent corporation of $35.0 million as of December 31, 2018 and $37.3 million as of December 31, 2017.

(ii)       IFRIC 23 - Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether or not the relevant tax authorities will accept the Corporation’s tax treatments.

The adoption of IFRIC 23 had no impact on the consolidated financial statements.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.              REVENUES

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Telecommunications
Internet	$279.3	$272.0	$831.6	$805.2
Cable television	242.2	247.6	734.9	747.7
Mobile telephony	155.7	138.3	443.5	394.9
Cable telephony	84.4	91.0	257.4	278.8
Equipment sales	69.6	63.1	170.2	162.6
Other	45.5	42.8	134.2	126.7
Media
Advertising	67.9	72.0	244.4	253.7
Subscription	52.0	50.5	155.8	151.0
Other	47.3	48.4	129.8	125.9
Sports and Entertainment	55.8	54.5	137.5	128.6
Inter-segments	(26.3)	(27.0)	(81.7)	(81.2)
	$1,073.4	$1,053.2	$3,157.6	$3,093.9

4.              EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)

Employee costs	$214.5	$210.4	$675.1	$668.6
Less employee costs capitalized to property, plant and equipment and intangible assets	(51.8)	(46.3)	(159.9)	(144.6)
	162.7	164.1	515.2	524.0
Purchase of goods and services:
Royalties, rights and creation costs	143.4	149.1	496.2	504.9
Cost of products sold	105.5	102.5	285.9	267.7
Service contracts	40.3	38.4	114.2	116.5
Marketing, circulation and distribution expenses	27.8	24.9	74.0	73.9
Other	84.4	100.4	285.1	288.3
	401.4	415.3	1,255.4	1,251.3
	$564.1	$579.4	$1,770.6	$1,775,3

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.              FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
		(restated, note 2)		(restated, note 2)

Interest on long-term debt	$72.3	$74.6	$222.3	$212.9
Amortization of financing costs and long-term debt discount	2.1	1.7	5.9	5.1
Interest on lease liabilities	2.5	2.7	7.7	8.4
Interest on net defined benefit liability	1.7	1.3	5.1	4.1
(Gain) loss on foreign currency translation on short-term monetary items	(0.1)	—	(1.5)	0.7
Interest from the parent corporation	(8.8)	(5.8)	(26.1)	(7.2)
Other	0.8	0.4	0.9	(6.4)
	$70.5	$74.9	$214.3	$217.6

6.                RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2019, net charges of $1.2 million and $8.2 million were recorded relating mainly to various cost reduction initiatives across the Corporation (a net gain of $1.3 million and a net charge of $7.2 million in 2018). An impairment charge on assets of $18.8 million was also recorded as a result of restructuring initiatives during the nine-month period ended September 30, 2019 ($14.9 million during the three-month and nine-month periods ended September 30, 2018).

7.                BUSINESS ACQUISITIONS

On February 13, 2019, TVA Group Inc. (“TVA Group”) acquired the companies in the Serdy Média inc. and Serdy Video Inc. groups, including the Évasion and Zeste specialty channels, for a total cash consideration of $23.5 million, net of cash acquired of $0.5 million. An amount of $1.6 million relating to certain post-closing adjustments was also paid during the third quarter of 2019. The acquired assets consist mainly of intangible assets and goodwill.

On April 1, 2019, TVA Group acquired the Incendo Media inc. group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. An amount of $0.6 million relating to certain post-closing adjustment was also received during the third quarter of 2019. The purchase price is subject to adjustments relating to the achievement of future conditions. The acquired assets consist mainly of intangible assets and goodwill.

8.                SPECTRUM LICENCES

On April 10, 2019, Videotron Ltd. (“Videotron”) acquired 10 spectrum licences in the 600 MHz band covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.                LOANS TO THE PARENT CORPORATION

On September 13, 2019, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $150.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 5.00% and maturing in September 2022.

During the respective three-month and nine-month periods ended September 30, 2019, Quebecor made total drawdowns of $69.0 and $105.0 million on the loan agreements with Quebecor Media (drawdowns of $147.1 million and $509.1 million in 2018). As of September 30, 2019, the outstanding balance on the various loans to the parent corporation was $701.1 million ($596.1 million as of December 31, 2018).

10.         LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2019	December 31, 2018

Long-term debt	$6,107.6	$6,408.2
Change in fair value related to hedged interest rate risk	11.6	2.5
Financing fees, net of amortization	(30.5)	(35.7)
	6,088.7	6,375.0
Less current portion	(44.8)	(56.6)
	$6,043.9	$6,318.4

On February 13, 2019, TVA Group amended its $150.0 million secured revolving credit facility to extend the maturity date to February 2020 and to change certain conditions and terms of the facility.

On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility to extend the maturity date to July 2022 and to change certain conditions and terms of the facility.

On July 15, 2019, Quebecor Media prepaid the balance outstanding under its term loan “B” credit facility and the related hedging contracts were unwound for a total cash consideration of $340.9 million.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.         CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•             An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series E (“Preferred E Shares”), carrying a maximum of 1.25% monthly non-cumulative preferential dividend, in priority to the holders of Common Shares and subsequent to the holders of Preferred A,B,C and D Cumulative First Preferred Shares, redeemable at the option of the holder;

•             An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•             An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

(b)           Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2018 and September 30, 2019	79,377,062	$3,019.7

On May 11 and June 22, 2018, Quebecor Media repurchased a total of 16,064,215 of its Common Shares held by CDP Capital d’Amérique Investissement inc. for a total aggregate purchase price of $1.54 billion, paid in cash. All repurchased shares were cancelled. The excess of $928.9 million of the purchase price over the carrying value of Common Shares repurchased were recorded in increase of the deficit.

Cash on hand and drawings under the Videotron secured revolving credit facility were used to finance the Corporation Common Shares repurchase.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.            STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the nine-month period ended September 30,  2019:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2018	1,562,892	$23.40
Granted	1,343,250	31.61
Transferred [1]	290,000	13.24
Exercised	(90,000)	15.12
Cancelled	(96,500)	27.39
As of September 30, 2019	3,009,642	$26.21
Vested options as of September 30, 2019	500,000	$11.11

Quebecor Media
As of December 31, 2018	318,400	$64.61
Exercised	(147,400)	62.41
Cancelled	(39,000)	69.87
As of September 30, 2019	132,000	$65.52
Vested options as of September 30, 2019	97,550	$63.74

TVA Group
As of December 31, 2018	340,000	$2.99
Granted	290,000	2.05
Cancelled	(65,000)	3.93
As of September 30, 2019	565,000	$2.40
Vested options as of September 30, 2019	28,000	$6.85

1   These options were transferred from the parent corporation. The fair value of the liability at the transfer date will continue to be assumed by the parent corporation, while subsequent changes in the fair value will be assumed by the Corporation.

During the three-month period ended September 30, 2019, 38,950 stock options of Quebecor Media were exercised for a cash consideration of $1.9 million (54,300 stock options for $2.2 million in 2018). During the nine-month period ended September  30, 2019, 90,000 stock options of Quebecor were exercised for a cash consideration of $1.5 million (100,000 stock options for a cash consideration of $1.2 million in 2018) and 147,400 stock options of Quebecor Media were exercised for a cash consideration of $7.4 million (157,277 stock options for $5.6 million in 2018).

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.            STOCK-BASED COMPENSATION PLANS (continued)

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of September 30, 2019, 148,250 DSUs based on Quebecor Class B Shares, 230,932 DSUs based on TVA Group Class B Shares, 108,806 PSUs based on Quebecor Class B Shares and 135,935 PSUs based on TVA Group Class B Shares were outstanding under these plans. During the first quarter of 2019, a cash consideration of $4.7 million was paid upon PSUs redemption.

Stock-based compensation expense

For the three-month period ended September 30, 2019, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $1.4 million ($2.8 million in 2018). For the nine-month period ended September 30, 2019, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $6.7 million ($11.5 million in 2018).

13.           ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2017	$(14.5)	$(45.9)	$(60.4)
Other comprehensive loss	(39.7)	—	(39.7)
Balance as of September 30, 2018	(54.2)	(45.9)	(100.1)
Other comprehensive income (loss)	23.9	(5.1)	18.8
Balance as of December 31, 2018	(30.3)	(51.0)	(81.3)
Other comprehensive income	66.5	—	66.5
Balance as of September 30, 2019	$36.2	$(51.0)	$(14.8)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/2-year period.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.           FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•                 Level 1:         quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                Level 2:           inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:          inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2019 and December 31, 2018 are as follows:

	September 30, 2019		December 31, 2018
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,107.6)	$(6,474.4)	$(6,408.2)	$(6,391.5)
Derivative financial instruments
Foreign exchange forward contracts	(0.3)	(0.3)	6.7	6.7
Cross-currency interest rate swaps	746.3	746.3	880.3	880.3

1          The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

15.         DISCONTINUED OPERATIONS

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data centers operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron in the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and nine-month periods ended September 30, 2019 and 2018

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

16.         CONTINGENCIES

In the context of commercial disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of these proceedings, management of the Corporation is in the opinion that the outcome should not have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a reduction in earnings of approximately $22.0 million (before income taxes) in 2019 and approximately $30.0 million (before income taxes) from March 31, 2016 to December 31, 2018. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On September 27, 2019, the Federal Court of Appeal granted an interim stay of the CRTC’s order. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

17.         SUBSEQUENT EVENT

On October 8, 2019, Videotron issued $800.0 million aggregate principal amount of Senior Notes bearing interest at 4.50% and maturing on January 15, 2030, for net proceeds of $790.7 million, net of financing fees of approximately $9.3 million. The Senior Notes are unsecured and contain certain restrictions, including limitations on Videotron’s ability to incur additional indebtedness, pay dividends and make other distributions. The Notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron, in whole or in part, at a price based on a make-whole formula during the first five years of the term of the Notes and at a decreasing premium thereafter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard

Chief Financial Officer

Date: November 13, 2019